Exhibit 4.1

January 9, 2006

Louis Drapeau

Dear Louis,

I am pleased and excited to offer you the position of Senior Vice President, Finance & Chief Financial Officer at Nektar Therapeutics, reporting to me. Your targeted compensation will be $470,000.00 on an annual basis. Of this amount, your fixed compensation will be $352,500.00 and your target variable compensation at 25% will be $117,500.00 per year.

You are also eligible to participate in the Nektar Stock Option Plan. Subject to the approval of the Organization and Compensation Committee, you will be granted an option to purchase 90,000 shares in accordance with this plan. The price of the shares from the Stock Option Plan will be set at the closing price of Nektar’s stock on the day preceding your date of grant. You will also be eligible to participate in Nektar’s benefits program including Medical, Dental and Vision Insurance, Term Life Insurance, 401(k), Flexible Health Spending Account and Short & Long Term Disability.

Louis, we are delighted to offer you an opportunity to be part of Nektar. As a key member of the Senior Management team, we expect you will play an important role in building our company. In a rapidly growing company like Nektar, quality and committed people like you are the major ingredients of success.

Your employment is by continued mutual agreement and may be terminated at will with or without cause by either you or the company at any time with or without advanced notice.

In compliance with the terms of the Federal Immigration Reform and Control Act, you will be required to provide us with proof of authorization to work and proof of identity.

This offer is valid through Monday, January 16, 2006, and is contingent upon the verification by Nektar of information you have provided to us regarding your qualifications for employment.

Sincerely,
OFFER ACCEPTED:
/s/ Ajit Gill
Ajit Gill CEO and President	/s/ Louis Drapeau	1/10/06
	Louis Drapeau	Date

1/17/06
Start Date